40-33

811-6463

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

03040267

December 2, 2003

RECEIVED
DEC 08 2003
181

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser and AIM International Funds, Inc., two copies of one pleading in John Bilski, Plaintiff, v. AIM International Funds, Inc., et al., Defendants, received on or about November 25, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

PROCESSED
DEC 09 2003
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Bilski v. AIM\Corr\L-120203SEC.doc
120203 (2) vxv

CT System

Service of Process Transmittal Form

Wilmington, Delaware

11/24/2003

Via Federal Express (2nd Day)

TO: Martha Silva
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046-0000

Phone: (713) 214-1211 ex:
EMAIL: MARTHA_SILVA@AIMFUNDS.COM

RE: **PROCESS SERVED IN DELAWARE**

FOR A I M ADVISORS, INC. Domestic State: De

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. **TITLE OF ACTION:** John Bilski, Pltf. vs AIM International Funds, Inc., et al, Defts. To: AIM Advisors, Inc.
2. **DOCUMENT(S) SERVED:** Summons, Civil Cover Sheet, Complaint
3. **COURT:** United States District Court, For the Southern District of Illinois
Case Number 03-772
4. **NATURE OF ACTION:** Breach of Fiduciary Duty
5. **ON WHOM PROCESS WAS SERVED:** The Corporation Trust Company, Wilmington, Delaware
6. **DATE AND HOUR OF SERVICE:** By Process server on 11/24/2003 at 14:00
7. **APPEARANCE OR ANSWER DUE:** Within 20 days after service
8. **ATTORNEY(S):** Stephen M. Tillery
10 executive Woods Court
Belleville, IL 62226
9. **REMARKS:** i-Note sent 11/24/2003 to IRMA_LOYA@AIMFUNDS.COMi-Note sent 11/24/2003 to MARTHA_SILVA@AIMFUNDS.COM

CC: Irma Loya
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046-0000
EMAIL: IRMA_LOYA@AIMFUNDS.COM

SIGNED CT Corporation System
PER Greg Borgese /CS
ADDRESS 1209 Orange Street
Wilmington, DE 19801
SOP WS 0005876688

AO 440 (Rev. 10/93) Summons in a Civil Action

United States District Court

Southern DISTRICT OF Illinois

John Bilski

SUMMONS IN A CIVIL CASE

V.

CASE NUMBER: 03-772 MJR

AIM International Funds, Inc.,
AIM Advisors, Inc.
INVESCO International Funds, Inc.
INVESCO Funds Group, Inc.,
T.Rowe Price International Funds, Inc.
and T.Rowe Price International, Inc.

NOV 24 2003
AS

TO: (Name and address of defendant)

AIM Advisors, Inc.
c/o Corporation Trust COmpany
1209 Orange Street
Wilmington, Delaware 19801

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

NORBERT G. JAWORSKI

CLERK

November 19, 2003

DATE

(BY) DEPUTY CLERK

03-772 GPM

JS 44 (Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS John Bilski

(b) County of Residence of First Listed Plaintiff ______
(EXCEPT IN U.S. PLAINTIFF CASES)

DEFENDANTS AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T.Rowe Price International Funds, Inc.; and T.Rowe Price International, Inc.

County of Residence of First Listed ______
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226 (618/277-1180)

Attorneys (If Known)

RECEIVED
NOV 19 2003
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

II. BASIS OF JURISDICTION (Place an "✓" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☑ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "✓" in One Box for Plaintiff and One Box for Defendant)
(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "✓" in One Box Only)

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Federal Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY
☐ 362 Personal Injury—Med. Malpractice
☐ 365 Personal Injury — Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/ Accommodations
☐ 444 Welfare
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence
Habeas Corpus:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs.
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt.Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 810 Selective Service
☑ 850 Securities/Commodities/ Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes
☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "✓" IN ONE BOX ONLY)

☑ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Section 36(a) of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-35(a) - Breach of Fiduciary Duty

VII. REQUESTED IN COMPLAINT: ☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 **DEMAND $** over $50,000 less than $75,000 CHECK YES only if demanded in complaint: **JURY DEMAND:** ☑ Yes ☐ No

VIII. RELATED CASE(S) (See instructions):
IF ANY
JUDGE ______ DOCKET NUMBER ______

DATE 11/19/03 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS)

JOHN BILSKI, individually and on behalf of all others similarly situated, Plaintiff, vs. AIM INTERNATIONAL FUNDS, INC., AIM ADVISORS, INC., INVESCO INTERNATIONAL FUNDS, INC., INVESCO FUNDS GROUP, INC., T. ROWE PRICE INTERNATIONAL FUNDS, INC., and T. ROWE PRICE INTERNATIONAL, INC., Defendants.	)	Cause No. 03-772 GPM

COMPLAINT

Plaintiff, John Bilski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants, AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc, and T. Rowe Price International, Inc., states as follows:

NATURE OF THE ACTION

1. This is a class action against AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc, and T. Rowe Price International, Inc. for breaches of fiduciary duties imposed by Section 36(a) of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-35(a) and pendant state law claims.

2. This action charges Defendants with failing to properly evaluate on a daily basis the value of the securities held by the AIM European Growth Fund, INVESCO European Growth Fund, and T. Rowe Price New Asia Fund when computing the daily net asset value, thereby allowing market timing traders to profit at the expense of long term shareholders, in clear contravention of their fiduciary responsibilities.

JURISDICTION AND VENUE

3. Subject matter jurisdiction is conferred on this Court by Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(a). This Court has pendant and supplemental jurisdiction over the state law claims alleged in this complaint pursuant to 28 U.S.C. § 1367.

4. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District; therefore, venue is proper in this District pursuant to the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-43.

PARTIES

5. Plaintiff, John Bilski, is a resident of Fairview Heights, Illinois, located in the Southern District of Illinois.

6. Defendant, AIM International Funds, Inc. ("AIM Funds"), is a Maryland corporation with its principal place of business in Houston, Texas. AIM Funds is the registrant of the AIM European Growth Fund ("AIM European"). Defendant, AIM Funds, does business in the State of Illinois. Defendant, AIM Funds, at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant,

AIM Funds, maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant, AIM Funds, has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

7. Defendant, AIM Advisors, Inc. ("AIM Fund Manager"), is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant AIM Fund Manager has been contracted to serve as the investment manager for the AIM European Growth Fund. As the investment manager for AIM European, Defendant AIM Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of AIM European's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois.

8. At all times relevant herein, Plaintiff John Bilski has owned and held shares in AIM European for the purpose of long term investing in international securities.

9. Defendant, INVESCO International Funds, Inc. ("INVESCO Funds"), is a Maryland corporation with its principal place of business in Denver, Colorado. INVESCO Funds is the registrant of the INVESCO European Growth Fund ("INVESCO European"). Defendant INVESCO Funds, does business in the State of Illinois. Defendant INVESCO Funds, at all times

relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant INVESCO Funds maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant INVESCO Funds has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

10. Defendant, INVESCO Funds Group, Inc. ("INVESCO Fund Manager"), is a Delaware corporation with its principal place of business in Denver, Colorado. The day-to-day tasks associated with running the business of INVESCO European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant INVESCO Fund Manager has been contracted to serve as the investment manager for the INVESCO European Growth Fund. As the investment manager for INVESCO European, Defendant INVESCO Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant INVESCO Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of INVESCO European's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois. Defendant INVESCO Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

11. At all times relevant herein, Plaintiff John Bilski has owned and held shares in INVESCO European for the purpose of long term investing in international securities.

12. Defendant, T. Rowe Price International Funds, Inc. ("T. Rowe Price Funds"), is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. Rowe Price Funds is the registrant of the.T. Rowe Price New Asia Fund ("T. Rowe Price New Asia"). Defendant, T. Rowe Price Funds, does business in the State of Illinois. Defendant, T. Rowe Price Funds, at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant, T. Rowe Price Funds, maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant, T. Rowe Price Funds, has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

13. Defendant, T. Rowe Price International, Inc. ("T. Rowe Price Fund Manager"), is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price New Asia, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant T. Rowe Fund Manager has been contracted to serve as the investment manager for the T. Rowe Price New Asia Fund. As the investment manager for T. Rowe Price New Asia, Defendant T. Rowe Price Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. Rowe Price Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of T. Rowe Price New Asia's business and the activities complained of herein

occurred, in whole or in part, in the Southern District of Illinois. Defendant T. Rowe Price Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

14. At all times relevant herein, Plaintiff John Bilski has owned and held shares in T. Rowe Price New Asia for the purpose of long term investing in international securities.

PLAINTIFF''S CLASS ACTION ALLEGATIONS

15. The foreign securities purchased by Defendants' funds for their portfolios are principally traded in securities markets outside of the United States.

16. Open end mutual funds, such as Defendants' funds, have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

17. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

18. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

19. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the funds' underlying portfolios of securities, Defendants

recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAVS of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

20. In valuing their funds' underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in their portfolios. A significant portion of the securities in the Defendants' fund portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are 5 hours to 15 hours ahead of Eastern Standard Time.

21. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next days. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity

indexes, ADRs, foreign currency futures markets, and the correlations between the value of the funds' securities and these benchmarks, Defendants do not make any value adjustment to the portfolios' foreign securities prior to calculating fund NAV and setting share prices every business day.

22. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

23. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

24. Because many of the home markets for the foreign securities in the Defendants' asset portfolios last traded hours before the setting of the fund NAV at 4:00 p.m. Eastern, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such security.

25. During the interval that elapses between the time that Defendants set the fund

share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

26. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

27. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

29. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When

Defendants calculate the fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

30. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

31. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

33. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

34. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

35. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. A significant portion of the underlying foreign securities in the Defendants' fund portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not on a daily basis take into account any price relevant information that has become available in this 2 to 14½ hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs and foreign currency futures markets impact the valuation of these underlying foreign securities, and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

37. By failing to make daily adjustments to fund NAV based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs,

Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' fund shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' fund shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolios (due to the time difference between New York and the home markets of the foreign securities) at the time they set the daily NAVs that value the shares they issue and redeem, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the funds.

38. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds' underlying foreign securities assets are undervalued as of the time of the share purchase.

39. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders

because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

40. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

41. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' fund shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution.

42. Market timing traders pay cash to Defendants' funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the funds for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the funds for each of the shares redeemed is greater than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of the underlying foreign securities, the result is a dilution of Defendants' funds' cash. Because the cash held by the funds is one of the assets that are valued in setting the daily fund

NAV, it follows that the diluted fund cash position causes the funds' NAV to be diluted as well. Due to the stale pricing method utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAVs of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

43. By failing to make daily adjustments based upon the correlations between upward and downward movements in United States and foreign markets, world equity index trading, ADRs, foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used to set their funds' daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants' fund shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

44. Because it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover (including the liquidation of investments to meet market timer redemption requests), lost opportunity costs and asset swings that negatively impact fund operations, performance and the ability of the funds to provide a maximized return to long term shareholders.

45. Plaintiff brings this complaint as a class action against Defendants AIM Funds, AIM Fund Manager, INVESCO Funds, INVESCO Fund Manager, T. Rowe Price Funds, and T. Rowe Price Fund Manager and pursuant to Rule 23 of the Federal Rules of Civil Procedure

individually and on behalf of a class of all persons in the United States who have owned shares of AIM European, INVESCO European, or T. Rowe Price New Asia for more than 14 days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). Excluded from the Class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

46. Plaintiff is a member of the Class and will fairly and adequately assert and protect the interests of the Class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the Class. Plaintiff has retained attorneys who are experienced in class action litigation.

47. Members of the Class are so numerous that joinder of all members is impracticable.

48. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

a. whether Defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio, INVESCO European's portfolio, and T. Rowe Price New Asia's portfolio of securities had occurred after the foreign home markets for such securities had closed but before the calculation of the funds' NAV and share price setting;

b. whether Defendants failed to properly implement AIM European's, INVESCO European's, and T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the funds' portfolio securities prior to the calculation of the fund NAV and setting of the share price;

c. whether Defendants failed to properly implement AIM European's, INVESCO European's, and T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the funds' NAV calculation and share price setting;

d. whether Defendants failed to properly implement AIM European's, INVESCO European's, or T. Rowe Price New Asia's portfolio valuation and share pricing policies so as to require the use of fair value pricing to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

e. whether Defendants failed to protect AIM European's, INVESCO European's, and T. Rowe Price New Asia's long term shareholders from market timing traders who use fund shares as a trading vehicle to earn profits at the expense and long term shareholders because of defendants' failure to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the funds' portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

f. whether Defendants breached the duties they owed to Plaintiff and the Class;

g. whether Plaintiff and the Class have been damaged and, if so, the extent of such damages.

49. The prosecution of separate actions by individual members of the Class would create a risk of:

a. inconsistent or varying adjudications with respect to individual members of the Class; and

b. adjudication with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

50. The class action method is appropriate for the fair and efficient prosecution of this action.

51. Individual litigation of all claims, which might be brought by all Class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the Defendants.

COUNT I

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants AIM Funds and AIM Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

52. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

53. Defendant Defendants AIM Funds and AIM Fund Manager as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

54. Defendant AIM Fund Manager serves as the investment manager for AIM

European. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European are required to be reviewed and approved by Defendant AIM Funds' board of trustees.

55. At all times relevant hereto, Plaintiff John Bilski has held shares in AIM European.

56. In undertaking their role as investment managers for the fund and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

57. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

59. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of the AIM European by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement AIM European''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European''s shares at the expense of long term shareholders.

60. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT II

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint for common law negligence against Defendants AIM Funds and AIM Fund Manager, states as follows:

61. Plaintiff repeats and incorporates by reference paragraphs 1 through 60 as if fully set forth herein.

62. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

63. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

64. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT III

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint for common law gross negligence against Defendants AIM Funds and AIM Fund Manager states as follows:

65. Plaintiff repeats and incorporates by reference paragraphs 1 through 64 as if fully set forth herein.

66. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the AIM European Growth Fund and used by Defendants to calculate NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

67. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

68. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT IV

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants INVESCO Funds and INVESCO Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

69. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

70. Defendant INVESCO Funds operates INVESCO European as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

71. Defendant INVESCO Fund Manager serves as the investment manager for INVESCO European. Defendant INVESCO Fund Manager provides, among other things, portfolio management services and selects the securities for INVESCO European to buy, hold or sell. INVESCO European pays Defendant INVESCO Fund Manager set fees based on the percentage of assets under management for managing INVESCO European's assets. Defendant INVESCO Fund Manager's compensation and management of the INVESCO European are required to be reviewed and approved by Defendant INVESCO Funds board of trustees.

72. At all times relevant hereto, Plaintiff John Bilski has held shares in INVESCO European.

73. In undertaking their role as investment managers for the funds and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

74. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

75. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

76. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of the INVESCO European by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement INVESCO European''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European''s shares at the expense of long term shareholders.

77. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT V

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count V of his Complaint for common law negligence against Defendants INVESCO Funds and INVESCO Fund Manager, states as follows:

78. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 69 through 77 as if fully set forth herein.

79. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

80. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement INVESCO European's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European's shares at the expense of long term shareholders.

81. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT VI

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VI of his Complaint for common law gross negligence against Defendants INVESCO Funds and INVESCO Fund Manager states as follows:

82. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 69 through 81 as if fully set forth herein.

83. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the INVESCO European Growth Fund and used by Defendants to calculate NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

84. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement INVESCO European's portfolio valuation and share pricing policies and procedures; and

d.

e. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European's shares at the expense of long term shareholders.

85. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

COUNT VII

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VII of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

86. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

87. Defendant T. Rowe Price Funds operates T. Rowe Price New Asia as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

88. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price New Asia. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price New Asia to buy, hold or sell. T. Rowe Price New Asia pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price New Asia's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price New Asia Fund are required to be reviewed and approved by Defendant T. Rowe Price Fund's board of trustees.

89. At all times relevant hereto, Plaintiff John Bilski has held shares in T. Rowe Price New Asia.

90. In undertaking their role as investment managers for the funds and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

91. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

92. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

93. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of T. Rowe Price New Asia by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement T. Rowe Price New Asia''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia''s shares at the expense of long term shareholders.

94. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT VIII

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VIII of his Complaint for common law negligence against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager, states as follows:

95. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 86 through 94 as if fully set forth herein.

96. At all times relevant herein, Defendants had a duty when valuing the funds' securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

97. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

b. failing to implement T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia's shares at the expense of long term shareholders.

98. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT IX

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IX of his Complaint for common law gross negligence against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager states as follows:

99. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 86 through 98 as if fully set forth herein.

100. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the T. Rowe Price New Asia Fund and used by Defendants to calculate

NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

101. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia's shares at the expense of long term shareholders.

102. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

Respectfully submitted,

KOREIN TILLERY

By: ______________________

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
Saint Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

MILBERG WEISS BERSHAD HYNES &
LERACH LLP
John J. Stoia, Jr.
Timothy G. Blood
Susan Collyer
William J. Doyle II
401 B Street, 17th Floor
San Diego, CA 92101
Telephone: 619/231-1058
Facsimile: 619/231-7423

BONNETT, FAIRBOURN, FRIEDMAN &
BALINT, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

CT System

Service of Process Transmittal Form
Wilmington, Delaware

11/24/2003

Via Federal Express (2nd Day)

TO: Martha Silva
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046-0000

Phone: (713) 214-1211 ex:
EMAIL: MARTHA_SILVA@AIMFUNDS.COM

RE: PROCESS SERVED IN DELAWARE

FOR A I M ADVISORS, INC. Domestic State: De

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION:	John Bilski, Pltf. vs AIM International Funds, Inc., et al, Defts. To: AIM Advisors, Inc.
2. DOCUMENT(S) SERVED:	Summons, Civil Cover Sheet, Complaint
3. COURT:	United States District Court, For the Southern District of Illinois Case Number 03-772
4. NATURE OF ACTION:	Breach of Fiduciary Duty
5. ON WHOM PROCESS WAS SERVED:	The Corporation Trust Company, Wilmington, Delaware
6. DATE AND HOUR OF SERVICE:	By Process server on 11/24/2003 at 14:00
7. APPEARANCE OR ANSWER DUE:	Within 20 days after service
8. ATTORNEY(S):	Stephen M. Tillery 10 executive Woods Court Belleville, IL 62226
9. REMARKS:	i-Note sent 11/24/2003 to IRMA_LOYA@AIMFUNDS.COMi-Note sent 11/24/2003 to MARTHA_SILVA@AIMFUNDS.COM

CC: Irma Loya
A I M Management Group Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046-0000
EMAIL: IRMA_LOYA@AIMFUNDS.COM

SIGNED CT Corporation System

PER Greg Borgese /CS
ADDRESS 1209 Orange Street
Wilmington, DE 19801
SOP WS 0005876688

United States District Court

Southern DISTRICT OF Illinois

John Bilski

SUMMONS IN A CIVIL CASE

V.

CASE NUMBER: 03-772 MPH

AIM International Funds, Inc.,
AIM Advisors, Inc.
INVESCO International Funds, Inc.
INVESCO Funds Group, Inc.,
T.Rowe Price International Funds, Inc.
and T.Rowe Price International, Inc.

NOV 24 2003
AS

TO: (Name and address of defendant)

AIM Advisors, Inc.
c/o Corporation Trust COmpany
1209 Orange Street
Wilmington, Delaware 19801

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

NORBERT G. JAWORSKI

CLERK

November 19, 2003

DATE

(BY) DEPUTY CLERK

JS 44 (Rev. 3/99)

03-772 GPM

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
John Bilski

DEFENDANTS AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T.Rowe Price International Funds, Inc.; and T.Rowe Price International, Inc.

(b) County of Residence of First Listed Plaintiff ______
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed ______
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226 (618/277-1180)

Attorneys (If Known)

RECEIVED
NOV 19 2003
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

II. BASIS OF JURISDICTION (Place an "✓" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☑ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "✓" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "✓" in One Box Only)

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS
PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Federal Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY
☐ 362 Personal Injury—Med. Malpractice
☐ 365 Personal Injury — Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/Accommodations
☐ 444 Welfare
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence
Habeas Corpus:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs.
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt.Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 810 Selective Service
☑ 850 Securities/Commodities/Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes
☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "✓" IN ONE BOX ONLY)

☑ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Section 36(a) of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-35(a) - Breach of Fiduciary Duty

VII. REQUESTED IN COMPLAINT: ☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $ over $50,000 less than $75,000
CHECK YES only if demanded in complaint: JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE ______ DOCKET NUMBER ______

DATE 11/19/03 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS)

JOHN BILSKI, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

AIM INTERNATIONAL FUNDS, INC.,
AIM ADVISORS, INC.,
INVESCO INTERNATIONAL FUNDS, INC.,
INVESCO FUNDS GROUP, INC.,
T. ROWE PRICE INTERNATIONAL FUNDS, INC.,
and T. ROWE PRICE INTERNATIONAL, INC.,

Defendants.

Cause No. 03-772 GPM

COMPLAINT

Plaintiff, John Bilski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants, AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc, and T. Rowe Price International, Inc., states as follows:

NATURE OF THE ACTION

1. This is a class action against AIM International Funds, Inc., AIM Advisors, Inc., INVESCO International Funds, Inc., INVESCO Funds Group, Inc., T. Rowe Price International Funds, Inc, and T. Rowe Price International, Inc. for breaches of fiduciary duties imposed by Section 36(a) of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-35(a) and pendant state law claims.

2. This action charges Defendants with failing to properly evaluate on a daily basis the value of the securities held by the AIM European Growth Fund, INVESCO European Growth Fund, and T. Rowe Price New Asia Fund when computing the daily net asset value, thereby allowing market timing traders to profit at the expense of long term shareholders, in clear contravention of their fiduciary responsibilities.

JURISDICTION AND VENUE

3. Subject matter jurisdiction is conferred on this Court by Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(a). This Court has pendant and supplemental jurisdiction over the state law claims alleged in this complaint pursuant to 28 U.S.C. § 1367.

4. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District; therefore, venue is proper in this District pursuant to the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-43.

PARTIES

5. Plaintiff, John Bilski, is a resident of Fairview Heights, Illinois, located in the Southern District of Illinois.

6. Defendant, AIM International Funds, Inc. ("AIM Funds"), is a Maryland corporation with its principal place of business in Houston, Texas. AIM Funds is the registrant of the AIM European Growth Fund ("AIM European"). Defendant, AIM Funds, does business in the State of Illinois. Defendant, AIM Funds, at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant,

AIM Funds, maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant, AIM Funds, has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

7. Defendant, AIM Advisors, Inc. ("AIM Fund Manager"), is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant AIM Fund Manager has been contracted to serve as the investment manager for the AIM European Growth Fund. As the investment manager for AIM European, Defendant AIM Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of AIM European's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois.

8. At all times relevant herein, Plaintiff John Bilski has owned and held shares in AIM European for the purpose of long term investing in international securities.

9. Defendant, INVESCO International Funds, Inc. ("INVESCO Funds"), is a Maryland corporation with its principal place of business in Denver, Colorado. INVESCO Funds is the registrant of the INVESCO European Growth Fund ("INVESCO European"). Defendant INVESCO Funds, does business in the State of Illinois. Defendant INVESCO Funds, at all times

relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant INVESCO Funds maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant INVESCO Funds has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

10. Defendant, INVESCO Funds Group, Inc. ("INVESCO Fund Manager"), is a Delaware corporation with its principal place of business in Denver, Colorado. The day-to-day tasks associated with running the business of INVESCO European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant INVESCO Fund Manager has been contracted to serve as the investment manager for the INVESCO European Growth Fund. As the investment manager for INVESCO European, Defendant INVESCO Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant INVESCO Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of INVESCO European's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois. Defendant INVESCO Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

11. At all times relevant herein, Plaintiff John Bilski has owned and held shares in INVESCO European for the purpose of long term investing in international securities.

12. Defendant, T. Rowe Price International Funds, Inc. ("T. Rowe Price Funds"), is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. Rowe Price Funds is the registrant of the T. Rowe Price New Asia Fund ("T. Rowe Price New Asia"). Defendant, T. Rowe Price Funds, does business in the State of Illinois. Defendant, T. Rowe Price Funds, at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant, T. Rowe Price Funds, maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant, T. Rowe Price Funds, has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

13. Defendant, T. Rowe Price International, Inc. ("T. Rowe Price Fund Manager"), is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price New Asia, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant T. Rowe Fund Manager has been contracted to serve as the investment manager for the T. Rowe Price New Asia Fund. As the investment manager for T. Rowe Price New Asia, Defendant T. Rowe Price Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. Rowe Price Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of T. Rowe Price New Asia's business and the activities complained of herein

occurred, in whole or in part, in the Southern District of Illinois. Defendant T. Rowe Price Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

14. At all times relevant herein, Plaintiff John Bilski has owned and held shares in T. Rowe Price New Asia for the purpose of long term investing in international securities.

PLAINTIFF''S CLASS ACTION ALLEGATIONS

15. The foreign securities purchased by Defendants' funds for their portfolios are principally traded in securities markets outside of the United States.

16. Open end mutual funds, such as Defendants' funds, have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

17. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

18. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

19. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the funds' underlying portfolios of securities, Defendants

recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAVS of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

20. In valuing their funds' underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in their portfolios. A significant portion of the securities in the Defendants' fund portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are 5 hours to 15 hours ahead of Eastern Standard Time.

21. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next days. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity

indexes, ADRs, foreign currency futures markets, and the correlations between the value of the funds' securities and these benchmarks, Defendants do not make any value adjustment to the portfolios' foreign securities prior to calculating fund NAV and setting share prices every business day.

22. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

23. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

24. Because many of the home markets for the foreign securities in the Defendants' asset portfolios last traded hours before the setting of the fund NAV at 4:00 p.m. Eastern, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such security.

25. During the interval that elapses between the time that Defendants set the fund

share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

26. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

27. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

29. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When

Defendants calculate the fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

30. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

31. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

33. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

34. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

35. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. A significant portion of the underlying foreign securities in the Defendants' fund portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not on a daily basis take into account any price relevant information that has become available in this 2 to 14½ hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs and foreign currency futures markets impact the valuation of these underlying foreign securities, and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

37. By failing to make daily adjustments to fund NAV based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs,

Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' fund shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' fund shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolios (due to the time difference between New York and the home markets of the foreign securities) at the time they set the daily NAVs that value the shares they issue and redeem, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the funds.

38. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds' underlying foreign securities assets are undervalued as of the time of the share purchase.

39. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders

because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

40. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

41. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' fund shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution.

42. Market timing traders pay cash to Defendants' funds when they purchase discounted shares. Market timing traders receive cash from Defendants' funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the funds for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the funds for each of the shares redeemed is greater than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of the underlying foreign securities, the result is a dilution of Defendants' funds' cash. Because the cash held by the funds is one of the assets that are valued in setting the daily fund

NAV, it follows that the diluted fund cash position causes the funds' NAV to be diluted as well. Due to the stale pricing method utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAVs of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

43. By failing to make daily adjustments based upon the correlations between upward and downward movements in United States and foreign markets, world equity index trading, ADRs, foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used to set their funds' daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants' fund shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

44. Because it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover (including the liquidation of investments to meet market timer redemption requests), lost opportunity costs and asset swings that negatively impact fund operations, performance and the ability of the funds to provide a maximized return to long term shareholders.

45. Plaintiff brings this complaint as a class action against Defendants AIM Funds, AIM Fund Manager, INVESCO Funds, INVESCO Fund Manager, T. Rowe Price Funds, and T. Rowe Price Fund Manager and pursuant to Rule 23 of the Federal Rules of Civil Procedure

individually and on behalf of a class of all persons in the United States who have owned shares of AIM European, INVESCO European, or T. Rowe Price New Asia for more than 14 days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). Excluded from the Class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

46. Plaintiff is a member of the Class and will fairly and adequately assert and protect the interests of the Class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the Class. Plaintiff has retained attorneys who are experienced in class action litigation.

47. Members of the Class are so numerous that joinder of all members is impracticable.

48. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

a. whether Defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio, INVESCO European's portfolio, and T. Rowe Price New Asia's portfolio of securities had occurred after the foreign home markets for such securities had closed but before the calculation of the funds' NAV and share price setting;

b. whether Defendants failed to properly implement AIM European's, INVESCO European's, and T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the funds' portfolio securities prior to the calculation of the fund NAV and setting of the share price;

c. whether Defendants failed to properly implement AIM European's, INVESCO European's, and T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the funds' NAV calculation and share price setting;

d. whether Defendants failed to properly implement AIM European's, INVESCO European's, or T. Rowe Price New Asia's portfolio valuation and share pricing policies so as to require the use of fair value pricing to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

e. whether Defendants failed to protect AIM European's, INVESCO European's, and T. Rowe Price New Asia's long term shareholders from market timing traders who use fund shares as a trading vehicle to earn profits at the expense and long term shareholders because of defendants' failure to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the funds' portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

f. whether Defendants breached the duties they owed to Plaintiff and the Class;

g. whether Plaintiff and the Class have been damaged and, if so, the extent of such damages.

49. The prosecution of separate actions by individual members of the Class would create a risk of:

a. inconsistent or varying adjudications with respect to individual members of the Class; and

b. adjudication with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

50. The class action method is appropriate for the fair and efficient prosecution of this action.

51. Individual litigation of all claims, which might be brought by all Class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the Defendants.

COUNT I

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants AIM Funds and AIM Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

52. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

53. Defendant Defendants AIM Funds and AIM Fund Manager as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

54. Defendant AIM Fund Manager serves as the investment manager for AIM

European. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European are required to be reviewed and approved by Defendant AIM Funds' board of trustees.

55. At all times relevant hereto, Plaintiff John Bilski has held shares in AIM European.

56. In undertaking their role as investment managers for the fund and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

57. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

59. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of the AIM European by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement AIM European''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European''s shares at the expense of long term shareholders.

60. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT II

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint for common law negligence against Defendants AIM Funds and AIM Fund Manager, states as follows:

61. Plaintiff repeats and incorporates by reference paragraphs 1 through 60 as if fully set forth herein.

62. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

63. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

64. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT III

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint for common law gross negligence against Defendants AIM Funds and AIM Fund Manager states as follows:

65. Plaintiff repeats and incorporates by reference paragraphs 1 through 64 as if fully set forth herein.

66. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the AIM European Growth Fund and used by Defendants to calculate NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

67. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

68. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Defendants AIM Funds and AIM Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in AIM European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT IV

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants INVESCO Funds and INVESCO Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

69. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

70. Defendant INVESCO Funds operates INVESCO European as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

71. Defendant INVESCO Fund Manager serves as the investment manager for INVESCO European. Defendant INVESCO Fund Manager provides, among other things, portfolio management services and selects the securities for INVESCO European to buy, hold or sell. INVESCO European pays Defendant INVESCO Fund Manager set fees based on the percentage of assets under management for managing INVESCO European's assets. Defendant INVESCO Fund Manager's compensation and management of the INVESCO European are required to be reviewed and approved by Defendant INVESCO Funds board of trustees.

72. At all times relevant hereto, Plaintiff John Bilski has held shares in INVESCO European.

73. In undertaking their role as investment managers for the funds and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

74. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

75. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

76. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of the INVESCO European by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement INVESCO European''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European''s shares at the expense of long term shareholders.

77. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT V

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count V of his Complaint for common law negligence against Defendants INVESCO Funds and INVESCO Fund Manager, states as follows:

78. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 69 through 77 as if fully set forth herein.

79. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

80. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement INVESCO European's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European's shares at the expense of long term shareholders.

81. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT VI

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VI of his Complaint for common law gross negligence against Defendants INVESCO Funds and INVESCO Fund Manager states as follows:

82. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 69 through 81 as if fully set forth herein.

83. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the INVESCO European Growth Fund and used by Defendants to calculate NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

84. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of INVESCO European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement INVESCO European's portfolio valuation and share pricing policies and procedures; and

d.

e. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of INVESCO European's shares at the expense of long term shareholders.

85. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against INVESCO Funds and INVESCO Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in INVESCO European for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

COUNT VII

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VII of his Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

86. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 as if fully set forth herein.

87. Defendant T. Rowe Price Funds operates T. Rowe Price New Asia as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

88. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price New Asia. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price New Asia to buy, hold or sell. T. Rowe Price New Asia pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price New Asia's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price New Asia Fund are required to be reviewed and approved by Defendant T. Rowe Price Fund's board of trustees.

89. At all times relevant hereto, Plaintiff John Bilski has held shares in T. Rowe Price New Asia.

90. In undertaking their role as investment managers for the funds and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

91. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

92. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

93. Defendants breached their duties of due care owed to Plaintiff, John Bilski, and similarly situated shareholders of T. Rowe Price New Asia by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia''s portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

b. failing to implement T. Rowe Price New Asia''s portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia''s shares at the expense of long term shareholders.

94. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT VIII

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count VIII of his Complaint for common law negligence against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager, states as follows:

95. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 86 through 94 as if fully set forth herein.

96. At all times relevant herein, Defendants had a duty when valuing the funds' securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

97. Defendants breached their duties to Plaintiff John Bilski and similarly situated shareholders by, inter alia:

a. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

b. failing to implement T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures; and

c. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia's shares at the expense of long term shareholders.

98. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY

COUNT IX

Plaintiff John Bilski individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IX of his Complaint for common law gross negligence against Defendants T. Rowe Price Funds and T. Rowe Price Fund Manager states as follows:

99. Plaintiff repeats and incorporates by reference paragraphs 1 through 51 and 86 through 98 as if fully set forth herein.

100. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the T. Rowe Price New Asia Fund and used by Defendants to calculate

NAV for said funds did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

101. With conscious disregard and utter indifference for Plaintiff's investment, Defendants willfully and wantonly breached their duties to Plaintiff and similarly situated shareholders by, inter alia:

a. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

b. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price New Asia's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share price;

c. failing to implement T. Rowe Price New Asia's portfolio valuation and share pricing policies and procedures; and

d. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price New Asia's shares at the expense of long term shareholders.

102. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. Rowe Price Funds and T. Rowe Price Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

All persons in the United States who held shares in T. Rowe Price New Asia for a period of more than 14 days before redeeming or exchanging them;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys'' fees for an amount representing the damages caused by Defendants'' breach of their duties.

Respectfully submitted,

KOREIN TILLERY

By: ______________________

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
Saint Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

MILBERG WEISS BERSHAD HYNES &
LERACH LLP
John J. Stoia, Jr.
Timothy G. Blood
Susan Collyer
William J. Doyle II
401 B Street, 17th Floor
San Diego, CA 92101
Telephone: 619/231-1058
Facsimile: 619/231-7423

BONNETT, FAIRBOURN, FRIEDMAN &
BALINT, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class